Exhibit 99.1

PRESS RELEASE

Leitch Press Contact: Laura Whitaker
Vice President, Corporate Communications
Tel: +1 (408) 782-1201
laura.whitaker@leitch.com

Leitch Investor Contact: David Toews
Chief Financial Officer
Tel: +1 416-445-9640
Investors@leitch.com
www.leitch.com

May 17, 2005	FOR IMMEDIATE RELEASE

Leitch Technology Provides Update on Cost Reduction Plans

TORONTO - Leitch Technology Corporation (TSX:LTV), a leading provider of SD/HD solutions for the professional digital video industry, today announced that as part of its supply chain cost reduction plans and to increase its manufacturing flexibility it will be outsourcing some of its Toronto-based activities. As a result, approximately 75 to 100 staff will be affected and receive severance packages over the next several months. Charges associated with this decision are expected to be approximately $3 million, and will be recorded in the Company’s first quarter ending July 31, 2005.

Leitch also announced that it is continuing to expand its customer support services, and will be adding approximately 15 staff to the service team. Some of these new positions will be in the Company’s Toronto-based 24x7 worldwide customer support center.

"Making the right decisions about which processes we can do ourselves and which can be better done outside the Company is a critical part of our drive to become a cost leader,” said Tim Thorsteinson, president and CEO of Leitch Technology. “We believe difficult actions like these are necessary to provide our customers with the level of price/performance and customer support they want as they transition from their analog base to digital and HD."

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Leitch Technology Provides Update on Cost Reduction Plans 2

The Company is scheduled to report its fourth quarter and year ending April 30, 2005 results on June 7, 2005.

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Forward Looking Statements
This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plans,” “continue,” or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions, restructuring and expansion opportunities, technological change which may impact the Company’s capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company’s capital expenditures, any of which could cause actual results to vary materially from current results or the Company’s currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

About Leitch Technology
Leitch Technology is a 34-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers products and systems that enable operations of any size to streamline workflow, achieving a truly Integrated Content Environment for content production, processing, transmission, management and test and measurement. With a sole focus on and commitment to the television industry, Leitch provides premium customer support. (www.leitch.com)